Exhibit 3.10

INTERIM REPORT

16-week period ended July 1, 2017

3rd Quarter 2017

HIGHLIGHTS

•	Fully diluted net earnings per share of $0.78, up 8.3%

•	Net earnings of $183.0 million, up 3.7%

•	Sales of $4,073.2 million, up 1.4%

•	Same-store sales down 0.2%

REPORT TO SHAREHOLDERS

Dear Shareholders,

It is with pleasure that I present our interim report for the third quarter of fiscal 2017 ended July 1, 2017.

Sales in the third quarter of 2017 reached $4,073.2 million, up 1.4% compared to $4,015.4 million in the third quarter of 2016. Same-store sales decreased slightly by 0.2% compared to an increase of 3.9% in the same quarter last year. Our food basket continued to experience a deflation of approximately 1% (inflation of 1.5% last year) which largely explains our lower sales growth.

We realized net earnings of $183.0 million in the third quarter of 2017, an increase of 3.7% from $176.5 million for the corresponding quarter of 2016, and fully diluted net earnings per share of $0.78 versus $0.72 in 2016, an increase of 8.3%.

Our financial position at the end of the third quarter of 2017 remains very solid. We had an unused authorized revolving credit facility of $600.0 million and our debt ratio (non-current debt/total capital) was 34.4%.

On August 14, 2017, the Board of Directors declared a quarterly dividend of $0.1625 per share, an increase of 16.1% over last year.

In a challenging environment marked by strong competition and continued food price deflation, the Company delivered sales and net earnings growth in the third quarter. We continue to invest to optimize our store network to better serve our customers, while exercising strong control over operating expenses. As the announced minimum wage increase in Ontario will put significant pressure on our industry in 2018, we will strive to mitigate this impact in order to continue(1) on our growth path.

Eric R. La Flèche

President and Chief Executive Officer

August 15, 2017

(1)	See section on “Forward-looking Information”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) sets out the financial position and consolidated results of METRO INC. on July 1, 2017 and for the 16 and 40-week periods then ended. It should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes in this interim report.

The unaudited interim condensed consolidated financial statements for the 16 and 40-week periods ended July 1, 2017 have been prepared by management in accordance with IAS 34 “Interim Financial Reporting”. They should be read in conjunction with the audited annual consolidated financial statements and accompanying notes and the MD&A presented in the Corporation’s 2016 Annual Report. Unless otherwise stated, the interim report is based upon information as at July 28, 2017.

Additional information, including the Certification of Interim Filings letters for quarter ended July 1, 2017 signed by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial Officer and Treasurer, is also available on the SEDAR website at: www.sedar.com.

OPERATING RESULTS

SALES

Sales in the third quarter of 2017 reached $4,073.2 million, up 1.4% compared to $4,015.4 million in the third quarter of 2016. Same-store sales decreased slightly by 0.2% compared to an increase of 3.9% in the same quarter last year. Our food basket continued to experience a deflation of approximately 1% (inflation of 1.5% last year) which largely explains our lower sales growth.

Sales in the first 40 weeks of fiscal 2017 totalled $9,946.9 million versus $9,859.0 million for the corresponding period of fiscal 2016, an increase of 0.9%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS

This earnings measurement excludes financial costs, taxes, depreciation and amortization and associate’s earnings.

Operating income before depreciation and amortization and associate’s earnings (Alimentation Couche-Tard) for the third quarter of 2017 totalled $301.5 million or 7.4% of sales versus $297.4 million or 7.4% of sales for the same quarter last year, up 1.4%.

For the first 40 weeks of fiscal 2017, operating income before depreciation and amortization and associate’s earning totalled $730.3 million or 7.3% of sales versus $709.7 million or 7.2% of sales for the same period last year, up 2.9%.

Gross margins on sales for the third quarter and the first 40 weeks of 2017 were 19.5% and 19.7% respectively versus 19.6% and 19.7% for the corresponding periods of 2016. Operating expenses as a percentage of sales for the third quarter and the first 40 weeks of 2017 were 12.1% and 12.4% respectively versus 12.2% and 12.5% for the corresponding periods of 2016, reflecting strong expense control.

DEPRECIATION AND AMORTIZATION AND NET FINANCIAL COSTS

Total depreciation and amortization expenses for the third quarter and the first 40 weeks of 2017 were $60.3 million and $148.2 million respectively versus $56.4 million and $138.9 million for the corresponding periods of 2016.

Net financial costs for the third quarter of 2017 and 2016 totalled $18.3 million. For the first 40 weeks of 2017, net financial costs totalled $48.4 million compared to $47.4 million in 2016.

SHARE OF AN ASSOCIATE’S EARNINGS

Our share of earnings in Alimentation Couche-Tard was $20.7 million for the third quarter of 2017 versus $15.5 million for the corresponding quarter of 2016.

For the first 40 weeks of 2017, our share of earnings in Alimentation Couche-Tard was $66.0 million versus $67.3 million in 2016.

(1)	See section on “Forward-looking Information”

INCOME TAXES

The 2017 third quarter income tax expense of $60.6 million represented an effective tax rate of 24.9% compared with the 2016 third quarter tax expense of $61.7 million for an effective tax rate of 25.9%.

The 40-week period income tax expense of $146.2 million for 2017 and $149.5 million for 2016 represented effective tax rates of 24.4% and 25.3% respectively.

NET EARNINGS

Net earnings for the third quarter of 2017 were $183.0 million, an increase of 3.7% from $176.5 million for the third quarter of 2016. Fully diluted net earnings per share rose 8.3% to $0.78 from $0.72 last year.

Net earnings for the first 40 weeks of 2017 were $453.5 million, an increase of 2.8% over net earnings of $441.2 million for the same period of 2016. Fully diluted net earnings per share rose 6.7% to $1.91 from $1.79 last year.

QUARTERLY HIGHLIGHTS

(Millions of dollars, unless otherwise indicated)	2017	2016	2015	Change (%)
Sales
Q3(3)	4,073.2	4,015.4		1.4
Q2(2)	2,902.4	2,882.0		0.7
Q1(2)	2,971.3	2,961.6		0.3
Q4(2)		2,928.9	2,833.9	3.4

Net earnings
Q3(3)	183.0	176.5		3.7
Q2(2)	132.4	124.9		6.0
Q1(2)	138.1	139.8		(1.2)
Q4(2)		145.0	131.7	10.1

Fully diluted net earnings per share (Dollars)
Q3(3)	0.78	0.72		8.3
Q2(2)	0.56	0.51		9.8
Q1(2)	0.58	0.56		3.6
Q4(2)		0.60	0.52	15.4

(2)	12 weeks
(3)	16 weeks

Sales in the third quarter of 2017 reached $4,073.2 million, up 1.4% compared to $4,015.4 million in the third quarter of 2016. Same-store sales decreased slightly by 0.2% compared to an increase of 3.9% in the same quarter last year. Our food basket continued to experience a deflation of approximately 1% (inflation of 1.5% last year) which largely explains our lower sales growth.

Sales in the second quarter of 2017 reached $2,902.4 million, up 0.7% compared to $2,882.0 million in the second quarter of 2016. Same-store sales were up 0.3% (5.0% in the same quarter last year). Our food basket experienced more deflation than in the previous quarter, at about 2.0% (inflation of 3.0% last year), which largely explains our modest sales growth.

Sales in the first quarter of 2017 reached $2,971.3 million, up 0.3% compared to $2,961.6 million in the first quarter of 2016. Same-store sales were up 0.7% (2.8% in the same quarter of 2016). Our aggregate food basket experienced deflation of 1.0% versus an inflation of 2.8% last year, which largely explains our lower sales growth. Certain other factors also impacted our sales negatively, namely our decision not to renew a supply agreement for a network of hospitals in our wholesale pharmaceutical business, as well as the closure for conversion of some Metro stores that has not been offset in the first quarter by sales of the newly-opened discount stores.

(1)	See section on “Forward-looking Information”

Sales in the fourth quarter of 2016 reached $2,928.9 million, up 3.4% compared to $2,833.9 million in the fourth quarter of 2015. Same-store sales increased by 2.8% (3.4% in the same quarter of 2015), while our food basket inflation was 0.7%. Our effective merchandising strategies combined with solid store execution contributed to our sales growth.

Net earnings for the third quarter of 2017 were $183.0 million, an increase of 3.7% from $176.5 million for the third quarter of 2016. Fully diluted net earnings per share rose 8.3% to $0.78 from $0.72 last year.

Net earnings for the second quarter of 2017 were $132.4 million, an increase of 6.0% from $124.9 million for the second quarter of 2016. Fully diluted net earnings per share rose 9.8% to $0.56 from $0.51 last year.

Net earnings for the first quarter of 2017 were $138.1 million, a decrease of 1.2% from $139.8 million for the first quarter of 2016. Fully diluted net earnings per share rose 3.6% to $0.58 from $0.56 in 2016. The decrease in net earnings is due to a $6.7 million decline in our share of an associate’s earnings (Alimentation Couche-Tard).

Net earnings for the fourth quarter of 2016 were $145,0 million, an increase of 10.1% over net earnings of $131.7 million for the same quarter of 2015. Fully diluted net earnings per share rose 15.4% to $0.60 from $0.52 in 2015.

CASH POSITION

OPERATING ACTIVITIES

Operating activities generated cash flows of $214.6 million in the third quarter and $459.4 million over the first 40 weeks of fiscal 2017 compared to $232.7 million and $483.4 million for the corresponding periods of 2016. This difference is due mainly to the net change in non-cash working capital items.

INVESTING ACTIVITIES

Investing activities required outflows of $80.2 million in the third quarter and $221.0 million over the first 40 weeks of fiscal 2017 versus $91.2 million and $233.4 million for the corresponding periods of 2016. The third quarter difference is primarily due to fixed and intangible asset acquisitions that were $8.7 million lower in 2017 than in 2016, while the 40-week difference is attributable to fixed and intangible asset that were $24.9 million greater in 2017 and to $35.0 million in business acquisitions in 2016.

During the first 40 weeks of 2017, we and our retailers opened 8 new stores and carried out major expansions and renovations of 30 stores for a net increase of 179,500 square feet or 0.9% of our retail network.

FINANCING ACTIVITIES

In the third quarter of 2017, we utilized $127.1 million in funds versus $192.3 million for the corresponding quarter of 2016. This variance is attributable primarily to a $62.4 million lower redemption of shares in 2017 compared to 2016.

Over the first 40 weeks of 2017 , we utilized $204.0 million versus $271.5 million for the corresponding period of 2016. This variance is due in part to a $127.8 million net increase in debt compared with 2016. In 2017, there was a $736.9 million debt increase as well as a $533.0 million debt repayment compared to a $218.4 million increase and $142.3 million repayment in the third quarter of 2016. The greater debt increase and repayment in 2017, are due the issuance of unsecured notes. Also, redemption of shares was $43.0 million greater compared to 2016.

FINANCIAL POSITION

We do not anticipate(1) any liquidity risk and consider our financial position at the end of the third quarter of fiscal 2017 as very solid. We had an unused authorized revolving credit facility of $600.0 million. Our non-current debt corresponded to 34.4% of the combined total of non-current debt and equity (non-current debt/total capital).

(1)	See section on “Forward-looking Information”

At the end of the third quarter of fiscal 2017, the main elements of our non-current debt were as follows:

	Interest Rate	Maturity	Balance (Millions of dollars)
Revolving Credit Facility	Rates fluctuate with changes in bankers’ acceptance rates	November 3, 2021	—
Series E Notes	Rates fluctuate with changes in bankers’ acceptance rates	February 27, 2020	400.0
Series C Notes	3.20% fixed rate	December 1, 2021	300.0
Series B Notes	5.97% fixed rate	October 15, 2035	400.0
Series D Notes	5.03% fixed rate	December 1, 2044	300.0

Our main financial ratios were as follows:

	As at July 1, 2017	As at September 24, 2016
Financial structure
Non-current debt (Millions of dollars)	1,445.4	1,231.0
Equity (Millions of dollars)	2,761.8	2,693.2
Non-current debt/total capital (%)	34.4	31.4

	40 weeks / Fiscal Year
	2017	2016
Results
Operating income before depreciation and amortization and associate’s earnings/Financial costs (Times)	15.1	15.0

CAPITAL STOCK, STOCK OPTIONS AND PERFORMANCE SHARE UNITS

	As at July 1, 2017	As at September 24, 2016
Number of Common Shares outstanding (Thousands)	227,110	233,846
Stock options:
Number outstanding (Thousands)	3,223	3,483
Exercise prices (Dollars)	15.09 to 44.73	14.55 to 44.73
Weighted average exercise price (Dollars)	26.92	23.67
Performance share units:
Number outstanding (Thousands)	594	664

NORMAL COURSE ISSUER BID PROGRAM

Under its normal course issuer bid program, the Corporation may repurchase up to 12,000,000 of its Common Shares between September 12, 2016 and September 11, 2017. Between September 12, 2016 and July 28, 2017, the Corporation has repurchased 7,811,722 Common Shares at an average price of $40.82 for a total of $318.9 million. The Corporation intends to renew its normal course issuer bid program as an additional option for using excess funds.

NEW PARTNERSHIP - MissFresh

On August 1, 2017, the Company announced its partnership with MissFresh, a young company from Montréal, specializing in online sales and home delivery of meal kits. This partnership is part of our digital strategy and will be complementary to our in-store offer. This transaction will have no material effect on our short-term results.

(1)	See section on “Forward-looking Information”

BUYOUT OF NON-CONTROLLING INTERESTS

As announced last quarter, the Corporation will acquire the minority interests in Adonis and Phoenicia shortly after the end of the current fiscal year. Consequently, the liability for these non-controlling interests has been reclassified in current liabilities.

DIVIDENDS

On August 14, 2017, the Corporation’s Board of Directors declared a quarterly dividend of $0.1625 per Common Share payable September 26, 2017, an increase of 16.1% over the dividend declared for the same quarter last year. On an annualized basis, this dividend represents approximately 25% of 2016 net earnings.

SHARE TRADING

The value of METRO shares remained in the $38.00 to $47.41 range over the first 40 weeks of 2017. During this period, a total of 118.9 million shares traded on the Toronto Stock Exchange. The closing price on July 28, 2017 was $42.09 compared with $44.09 at the end of fiscal 2016.

FORWARD-LOOKING INFORMATION

We have used, throughout this report, different statements that could, within the context of regulations issued by the Canadian Securities Administrators, be construed as being forward-looking information. In general, any statement contained herein that does not constitute a historical fact may be deemed a forward-looking statement. Expressions such as “continue”, “anticipate” and other similar expressions are generally indicative of forward-looking statements. The forward-looking statements contained herein are based upon certain assumptions regarding the Canadian food industry, the general economy, our annual budget, as well as our 2017 action plan.

These forward-looking statements do not provide any guarantees as to the future performance of the Corporation and are subject to potential risks, known and unknown, as well as uncertainties that could cause the outcome to differ significantly. The arrival of a new competitor is an example described under the “Risk Management” section of the 2016 Annual Report which could have an impact on these statements. We believe these statements to be reasonable and pertinent as at the date of publication of this report and represent our expectations. The Corporation does not intend to update any forward-looking statement contained herein, except as required by applicable law.

OUTLOOK

In a challenging environment marked by strong competition and continued food price deflation, the Company delivered sales and net earnings growth in the third quarter. We continue to invest to optimize our store network to better serve our customers, while exercising strong control over operating expenses.We estimate the impact of the increase in the minimum wage recently announced in Ontario to be approximately $45 to $50 million(1) on an annualized basis for 2018. The Company is currently analyzing measures to be implemented to mitigate this impact in order to continue(1) on our growth path.

Montréal, August 15, 2017

(1)	See section on “Forward-looking Information”

This page intentionally left blank

Interim Condensed Consolidated Financial Statements

METRO INC.

July 1, 2017

Condensed consolidated statements of income

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, except for net earnings per share)

	16 weeks Fiscal Year		40 weeks Fiscal Year
	2017	2016	2017	2016

Sales	4,073.2	4,015.4	9,946.9	9,859.0
Cost of sales and operating expenses (note 3)	(3,771.7)	(3,718.0)	(9,216.6)	(9,149.3)

Operating income before depreciation and amortization and associate’s earnings	301.5	297.4	730.3	709.7
Depreciation and amortization (note 3)	(60.3)	(56.4)	(148.2)	(138.9)
Financial costs, net (note 3)	(18.3)	(18.3)	(48.4)	(47.4)
Share of an associate’s earnings (note 3)	20.7	15.5	66.0	67.3

Earnings before income taxes	243.6	238.2	599.7	590.7
Income taxes (note 4)	(60.6)	(61.7)	(146.2)	(149.5)

Net earnings	183.0	176.5	453.5	441.2

Attributable to:
Equity holders of the parent	177.8	171.8	441.5	430.2
Non-controlling interests	5.2	4.7	12.0	11.0

	183.0	176.5	453.5	441.2

Net earnings per share (Dollars) (note 5)
Basic	0.78	0.73	1.93	1.81
Fully diluted	0.78	0.72	1.91	1.79

See accompanying notes

Condensed consolidated statements of comprehensive income

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars)

	16 weeks Fiscal Year		40 weeks Fiscal Year
	2017	2016	2017	2016
Net earnings	183.0	176.5	453.5	441.2
Other comprehensive income
Items that will not be reclassified to net earnings
Changes in defined benefit plans
Actuarial gains (losses)	(73.4)	(26.4)	39.6	(59.2)
Asset ceiling effect	3.6	1.4	(4.3)	0.1
Minimum funding requirement	—	—	0.7	1.3
Share of an associate’s other comprehensive income	(2.0)	(0.7)	(0.9)	(0.6)
Corresponding income taxes	18.8	6.7	(9.4)	15.4

	(53.0)	(19.0)	25.7	(43.0)

Items that will be reclassified later to net earnings
Share of an associate’s other comprehensive income	(0.4)	(1.0)	0.1	(1.3)
Corresponding income taxes	0.1	0.2	—	0.2

	(0.3)	(0.8)	0.1	(1.1)

	(53.3)	(19.8)	25.8	(44.1)

Comprehensive income	129.7	156.7	479.3	397.1

Attributable to:
Equity holders of the parent	124.5	152.0	467.3	386.1
Non-controlling interests	5.2	4.7	12.0	11.0

	129.7	156.7	479.3	397.1

See accompanying notes

Condensed consolidated statements of financial position

(Unaudited) (Millions of dollars)

	As at	As at
	July 1, 2017	September 24, 2016
ASSETS
Current assets
Cash and cash equivalents	61.9	27.5
Accounts receivable	333.4	306.4
Inventories	838.7	827.5
Prepaid expenses	31.1	19.7
Current taxes	10.1	11.9

	1,275.2	1,193.0
Non-current assets
Investment in an associate	452.8	396.5
Fixed assets	1,687.2	1,594.8
Investment properties	22.1	25.7
Intangible assets	385.4	391.7
Goodwill	1,967.0	1,955.4
Deferred taxes	9.9	9.4
Defined benefit assets	23.5	7.5
Other assets	33.1	32.1

	5,856.2	5,606.1

LIABILITIES AND EQUITY
Current liabilities
Bank loans	1.3	1.4
Accounts payable	978.7	1,012.8
Current taxes	20.9	35.2
Provisions	2.1	2.6
Current portion of debt	10.1	15.5
Non-controlling interests (note 8)	224.9	—

	1,238.0	1,067.5
Non-current liabilities
Debt (note 6)	1,445.4	1,231.0
Defined benefit liabilities	142.0	160.7
Provisions	2.2	2.8
Deferred taxes	226.7	193.9
Other liabilities	10.1	12.2
Non-controlling interests (note 8)	30.0	244.8

	3,094.4	2,912.9

Equity
Attributable to equity holders of the parent	2,748.8	2,680.6
Attributable to non-controlling interests	13.0	12.6

	2,761.8	2,693.2

	5,856.2	5,606.1

See accompanying notes

Condensed consolidated statements of changes in equity

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock (note 7)	Treasury shares (note 7)	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 24, 2016	571.0	(20.5)	19.3	2,106.1	4.7	2,680.6	12.6	2,693.2
Net earnings	—	—	—	441.5	—	441.5	12.0	453.5
Other comprehensive income	—	—	—	25.7	0.1	25.8	—	25.8

Comprehensive income	—	—	—	467.2	0.1	467.3	12.0	479.3

Stock options exercised	12.5	—	(2.1)	—	—	10.4	—	10.4
Shares redeemed	(18.1)	—	—	—	—	(18.1)	—	(18.1)
Share redemption premium	—	—	—	(284.5)	—	(284.5)	—	(284.5)
Acquisition of treasury shares	—	(6.9)	—	—	—	(6.9)	—	(6.9)
Share-based compensation cost	—	—	6.8	—	—	6.8	—	6.8
Performance share units settlement	—	5.3	(5.2)	(0.1)	—	—	—	—
Dividends	—	—	—	(106.6)	—	(106.6)	(1.7)	(108.3)
Share of an associate’s equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Change in fair value of non-controlling interests liability (note 8)	—	—	—	—	—	—	(10.1)	(10.1)
Sale of shares in joint ventures	—	—	—	—	—	—	0.2	0.2

	(5.6)	(1.6)	(0.5)	(391.4)	—	(399.1)	(11.6)	(410.7)

Balance as at July 1, 2017	565.4	(22.1)	18.8	2,181.9	4.8	2,748.8	13.0	2,761.8

See accompanying notes

Condensed consolidated statements of changes in equity

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars)

	Attributable to the equity holders of the parent
					Accumulated		Non-
	Capital	Treasury	Contributed	Retained	other			Total
					comprehensive		controlling
	stock	shares	surplus	earnings	income	Total	interests	equity
Balance as at September 26, 2015	579.0	(18.5)	18.0	2,059.7	5.2	2,643.4	13.8	2,657.2
Net earnings	—	—	—	430.2	—	430.2	11.0	441.2
Other comprehensive income	—	—	—	(43.0)	(1.1)	(44.1)	—	(44.1)

Comprehensive income	—	—	—	387.2	(1.1)	386.1	11.0	397.1

Stock options exercised	12.1	—	(2.1)	—	—	10.0	—	10.0
Shares redeemed	(16.4)	—	—	—	—	(16.4)	—	(16.4)
Share redemption premium	—	—	—	(243.2)	—	(243.2)	—	(243.2)
Acquisition of treasury shares	—	(7.1)	—	—	—	(7.1)	—	(7.1)
Share-based compensation cost	—	—	6.5	—	—	6.5	—	6.5
Performance share units settlement	—	5.1	(5.2)	(0.1)	—	(0.2)	—	(0.2)
Dividends	—	—	—	(94.2)	—	(94.2)	(4.0)	(98.2)
Share of an associate’s equity	—	—	0.1	0.6	—	0.7	—	0.7
Change in fair value of non- controlling interests liability	—	—	—	—	—	—	(7.1)	(7.1)
Sale of shares in joint ventures	—	—	—	—	—	—	0.3	0.3
Repurchase of shares in joint ventures	—	—	—	0.8	—	0.8	(1.1)	(0.3)

	(4.3)	(2.0)	(0.7)	(336.1)	—	(343.1)	(11.9)	(355.0)

Balance as at July 2, 2016	574.7	(20.5)	17.3	2,110.8	4.1	2,686.4	12.9	2,699.3

See accompanying notes

Condensed consolidated statements of cash flows

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars)

	16 weeks		40 weeks
	Fiscal Year		Fiscal Year
	2017	2016	2017	2016
Operating activities
Earnings before income taxes	243.6	238.2	599.7	590.7
Non-cash items
Share of an associate’s earnings	(20.7)	(15.5)	(66.0)	(67.3)
Depreciation and amortization	60.3	56.4	148.2	138.9
Loss (gain) on disposal and write-offs of fixed and intangible assets and investment properties	(3.1)	0.8	(2.7)	1.2
Impairment losses on fixed and intangible assets	—	0.8	0.4	0.8
Impairment loss reversals on fixed and intangible assets	—	(1.1)	(3.7)	(1.1)
Share-based compensation cost	2.8	2.6	6.8	6.5
Difference between amounts paid for employee benefits and current period cost	(0.4)	(3.8)	(2.1)	(11.6)
Financial costs, net	18.3	18.3	48.4	47.4

	300.8	296.7	729.0	705.5
Net change in non-cash working capital items	(8.0)	12.3	(77.1)	(41.5)
Interest paid	(26.3)	(27.2)	(56.7)	(57.2)
Income taxes paid	(51.9)	(49.1)	(135.8)	(123.4)

	214.6	232.7	459.4	483.4

Investing activities
Business acquisitions (note 2)	—	(1.9)	—	(35.0)
Sale of shares in joint ventures	—	—	0.1	—
Net change in other assets	2.2	(0.5)	1.8	(1.4)
Dividends from an associate	2.9	2.4	8.7	6.8
Additions to fixed assets	(87.7)	(94.3)	(213.6)	(192.1)
Disposal of fixed assets and investment properties	7.3	10.1	7.3	10.2
Additions to intangible assets	(4.9)	(7.0)	(25.3)	(21.9)

	(80.2)	(91.2)	(221.0)	(233.4)

Financing activities
Net change in bank loans	0.9	1.7	(0.1)	1.8
Shares issued (note 7)	4.7	2.7	10.4	10.0
Shares redeemed (note 7)	(24.3)	(86.7)	(302.6)	(259.6)
Acquisition of treasury shares (note 7)	(6.9)	—	(6.9)	(7.1)
Performance share units cash settlement	—	—	—	(0.2)
Increase in debt	0.4	3.6	736.9	218.4
Repayment of debt	(63.5)	(77.2)	(533.0)	(142.3)
Net change in other liabilities	(1.4)	(3.4)	(2.1)	1.7
Dividends	(37.0)	(33.0)	(106.6)	(94.2)

	(127.1)	(192.3)	(204.0)	(271.5)

Net change in cash and cash equivalents	7.3	(50.8)	34.4	(21.5)
Cash and cash equivalents — beginning of period	54.6	50.8	27.5	21.5

Cash and cash equivalents — end of period	61.9	—	61.9	—

See accompanying notes

Notes to interim condensed consolidated financial statements

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

1.	STATEMENT PRESENTATION

METRO INC. (the Corporation) is a company incorporated under the laws of Québec. The Corporation is one of Canada’s leading food retailers and distributors and operates a network of supermarkets, discount stores and drugstores. Its head office is located at 11011 Maurice-Duplessis Blvd., Montréal, Québec, Canada, H1C 1V6. Its various components constitute a single operating segment.

The unaudited interim condensed consolidated financial statements for the 16 and 40-week periods ended July 1, 2017 have been prepared by management in accordance with IAS 34 “Interim Financial Reporting” and using the same accounting policies as those used in preparing the audited annual consolidated financial statements for the year ended September 24, 2016. They should be read in conjunction with the audited annual consolidated financial statements and accompanying notes which were presented in the Corporation’s 2016 Annual Report.

2.	BUSINESS ACQUISITIONS

In the first quarter of 2016, the Corporation acquired the assets of three affiliated stores in Québec which it already supplied, and of a food store from a competitor in Ontario. The total purchase price was $35.3, with a remaining balance of $0.1 to be paid as at July 1, 2017. The acquisition of these stores was accounted for using the purchase method. The stores’ results have been consolidated as of their respective acquisition dates.

Notes to interim condensed consolidated financial statements

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

3.	ADDITIONAL INFORMATION ON THE NATURE OF EARNINGS COMPONENTS

	16 weeks		40 weeks
	Fiscal Year		Fiscal Year
	2017	2016	2017	2016
Sales	4,073.2	4,015.4	9,946.9	9,859.0
Cost of sales and operating expenses
Cost of sales	(3,279.1)	(3,226.8)	(7,984.8)	(7,920.9)
Wages and fringe benefits	(217.1)	(216.0)	(538.7)	(540.7)
Employee benefits expense	(24.4)	(24.2)	(61.8)	(59.6)
Rents and occupancy charges	(131.2)	(130.1)	(329.4)	(322.6)
Others	(119.9)	(120.9)	(301.9)	(305.5)

	(3,771.7)	(3,718.0)	(9,216.6)	(9,149.3)

Operating income before depreciation and amortization and associate’s earnings	301.5	297.4	730.3	709.7

Depreciation and amortization
Fixed assets	(51.0)	(48.3)	(125.0)	(118.5)
Intangible assets	(9.3)	(8.1)	(23.2)	(20.4)

	(60.3)	(56.4)	(148.2)	(138.9)

Financing costs, net
Current interest	—	(1.0)	(2.7)	(3.6)
Non-current interest	(17.2)	(16.8)	(43.0)	(42.1)
Interest on defined benefit obligations net of plan assets	(1.4)	(1.1)	(3.4)	(2.8)
Amortization of deferred financing costs	(0.5)	(0.3)	(0.9)	(0.8)
Interest income	0.9	0.9	1.9	2.1
Passage of time	(0.1)	—	(0.3)	(0.2)

	(18.3)	(18.3)	(48.4)	(47.4)

Share of an associate’s earnings	20.7	15.5	66.0	67.3

Earnings before income taxes	243.6	238.2	599.7	590.7

Notes to interim condensed consolidated financial statements

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

4.	INCOME TAXES

The effective income tax rates were as follows:

	16 weeks		40 weeks
	Fiscal Year		Fiscal Year
(Percentage)	2017	2016	2017	2016
Combined statutory income tax rate
Changes	26.8	26.8	26.8	26.8
Share of an associate’s earnings	(1.3)	(1.0)	(1.7)	(1.7)
Others	(0.6)	0.1	(0.7)	0.2

	24.9	25.9	24.4	25.3

5.	NET EARNINGS PER SHARE

Basic net earnings per share and fully diluted net earnings per share were calculated using the following number of shares:

	16 weeks		40 weeks
	Fiscal Year		Fiscal Year
(Millions)	2017	2016	2017	2016
Weighted average number of shares outstanding – Basic	227.5	236.3	229.2	237.7
Dilutive effect under:
Stock option plan	1.2	1.5	1.3	1.5
Performance share unit plan	0.6	0.7	0.6	0.7

Weighted average number of shares outstanding – Fully diluted	229.3	238.5	231.1	239.9

6.	DEBT

On February 27, 2017, the Corporation issued a private placement of $400.0 aggregate principal amount of Series E unsecured senior notes, bearing interest at a floating rate equal to the 3-month bankers’ acceptance rate plus 57 basis points (0.57%) set quarterly and maturing February 27, 2020. The Corporation decided to allocate the proceeds of this issue to repay $450.0 million of its revolving credit facility which had a weighted average interest rate of 1.90%.

Notes to interim condensed consolidated financial statements

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

7.	CAPITAL STOCK

COMMON SHARES ISSUED

The Common Shares issued were summarized as follows:

	Number (Thousands)
Balance as at September 26, 2015	242,285	579.0
Shares redeemed for cash, excluding premium of $310.9	(8,477)	(20.4)
Stock options exercised	703	12.4

Balance as at September 24, 2016	234,511	571.0
Shares redeemed for cash, excluding premium of $284.5	(7,433)	(18.1)
Stock options exercised	619	12.5

Balance as at July 1, 2017	227,697	565.4

TREASURY SHARES
The treasury shares were summarized as follows:
	Number
	(Thousands)
Balance as at September 26, 2015	743	(18.5)
Acquisition	165	(7.1)
Release	(243)	5.1

Balance as at September 24, 2016	665	(20.5)
Acquisition	170	(6.9)
Release	(248)	5.3

Balance as at July 1, 2017	587	(22.1)

The treasury shares are held in trust for the performance share unit plan (PSU). They are released into circulation when the PSUs settle.

Excluding the treasury shares from the Common Shares issued, the Corporation had 227,110,000 outstanding Common Shares issued as at July 1, 2017 (233,846,000 as at September 24, 2016).

Notes to interim condensed consolidated financial statements

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

STOCK OPTION PLAN

The outstanding options were summarized as follows:

	Number (Thousands)	Weighted average exercise price (Dollars)
Balance as at September 26, 2015	3,838	20.34
Granted	392	40.40
Exercised	(703)	14.59
Cancelled	(44)	27.35

Balance as at September 24, 2016	3,483	23.67
Granted	394	40.23
Exercised	(619)	16.80
Cancelled	(35)	31.43

Balance as at July 1, 2017	3,223	26.92

The exercise prices of the outstanding options ranged from $15.09 to $44.73 as at July 1, 2017 with expiration dates up to 2024. 1,274,380 of those options could be exercised at a weighted average exercise price of $20.09.

The compensation expense for these options amounted to $0.7 and $1.6 respectively for the 16 and 40-week periods ended July 1, 2017 ($0.6 and $1.7 in 2016).

PERFORMANCE SHARE UNIT PLAN

The number of PSUs outstanding was as follows:

Number (Thousands)
Balance as at September 26, 2015	741
Granted	184
Settled	(247)
Cancelled	(14)

Balance as at September 24, 2016	664
Granted	186
Settled	(248)
Cancelled	(8)

Balance as at July 1, 2017	594

The compensation expense for the PSU plan amounted to $2.1 and $5.2 respectively for the 16 and 40-week periods ended July 1, 2017 ($2.0 and $4.8 in 2016).

Notes to interim condensed consolidated financial statements

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

8.	FINANCIAL INSTRUMENTS

The non-current financial instruments’ book and fair values were as follows:

	As at July 1, 2017		As at September 24, 2016
	Book value	Fair value	Book value	Fair value
Other assets
Loans and receivables
Loans to certain customers	30.9	30.9	31.4	31.4

Non-controlling interests
Financial liability held for trading	254.9	254.9	244.8	244.8

Debt
Other financial liabilities
Revolving Credit Facility	—	—	184.6	184.6
Series E Notes	400.0	400.1	—	—
Series C Notes	300.0	310.2	300.0	317.9
Series B Notes	400.0	495.6	400.0	494.2
Series D Notes	300.0	340.0	300.0	343.4
Loans	35.1	35.1	39.0	39.0

	1,435.1	1,581.0	1,223.6	1,379.1

The fair value of loans to certain customers, revolving credit facility and loans payable is equivalent to their carrying value since their interest rates are comparable to market rates. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of notes represents the obligations that the Corporation would have to meet in the event of the negotiation of similar notes under current market conditions. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of the non-controlling interest-related liability is equivalent to the estimated price to be paid, which is based mainly on the discounted value of the projected future earnings of Adonis, Phoenicia and Première Moisson, as of the date the options will become exercisable. The Corporation categorized the fair value measurement in Level 3, as it is derived from data that is not observable. The projected future earnings of these entities are measured again at each period using a strategic development plan with a weighted annual growth rate of 7.1% as at July 1, 2017 (8.6% as at July 2, 2016). A 1% increase in these earnings would result in a $2.1 increase in the fair value of the non-controlling interest-related liability.

Notes to interim condensed consolidated financial statements

Periods ended July 1, 2017 and July 2, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

The changes of the non-controlling interest-related liability were as follows:

Total
Balance as at September 26, 2015	221.3
Change in fair value	23.5

Balance as at September 24, 2016	244.8
Change in fair value	10.1

Balance as at July 1, 2017	254.9

Current portion	224.9
Non-current portion	30.0

Balance as at July 1, 2017	254.9

In accordance with the shareholder agreement, the Corporation will acquire the minority interests in Adonis and Phoenicia shortly after this fiscal year. Consequently, the Corporation has reclassified the liability for these non-controlling interests as current liabilities.

9.	APPROVAL OF FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the 16 and 40-week periods ended July 1, 2017 (including comparative figures) were approved for issue by the Board of Directors on August 14, 2017.

INFORMATION

METRO INC.’s Investor Relations Department

Telephone: (514) 643-1000

METRO INC.’s corporate information and press releases

are available on the Internet at the following address: www.metro.ca